Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated May 7, 2009

Relating to Preliminary Prospectus Supplement dated May 5, 2009

Registration Statement No. 333-158561

For More Information Contact:	For Release - May 6, 2009

J. Downey Bridgwater, Chairman, President

& Chief Executive Officer, (713) 507-2670

Zach L. Wasson, Executive Vice President &

Chief Financial Officer, (713) 507-1297

Chris Reid, Vice President

Investor Relations (713) 507-2873

Sterling Bancshares Announces Pricing of Common Stock Offering

HOUSTON, TX, May 6, 2009 – Sterling Bancshares, Inc. (NASDAQ: SBIB) announced today that it has priced a public offering of 7.2 million shares of common stock to the public at $7.00 for total gross proceeds of approximately $50.4 million. Sterling expects to close the sale of the shares of common stock on May 12, 2009, subject to customary closing conditions. The underwriters will have a 30-day option to purchase up to an additional 1.08 million shares of common stock from Sterling at the offering price, less underwriters’ discounts and commissions. Morgan Stanley & Co. Incorporated is serving as sole book-running manager for the equity offering. Sandler O’Neill + Partners, L.P. is acting as co-manager for the equity offering.

Sterling has filed a registration statement (including prospectus) with the Securities and Exchange Commission for the equity offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying base prospectus and other documents Sterling has filed with the Securities and Exchange Commission for more complete information about Sterling and the equity offering.

These documents are available for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively a copy of the preliminary prospectus supplement and accompanying base prospectus for the equity offering may be obtained from Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 180 Varick St, 2nd Floor, New York, NY 10014, telephone
(866) 718-1649, or by e-mailing prospectus@morganstanley.com.

This news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties and are based on beliefs and assumptions of management at the time that this release was prepared. The Company does not assume any obligation to update the forward-looking statements. There are several factors, many beyond the Company’s control, that could cause results to differ significantly from expectations including: adverse changes in the loan portfolio and the resulting credit risk-related losses and expenses; potential inadequacy of the allowance for credit losses; the ability to maintain or improve origination volumes; competitive influences on product pricing; and the ability to integrate acquisitions and realize expected cost savings and revenue enhancements. Additional factors can be found in the Company’s 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s web site (www.sec.gov).

About Sterling Bancshares

Sterling Bancshares, Inc. is a Houston-based bank holding company with total assets of $5.1 billion, which operates 60 banking centers in the greater metropolitan areas of Houston, San Antonio, Dallas and Fort Worth, Texas. The Company’s common stock is traded through the NASDAQ Global Select Market under the symbol “SBIB”. For more information on Sterling Bancshares, please visit the Company’s web site at http://www.banksterling.com.